SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR
15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF SEPTEMBER 2010

GILAT SATELLITE NETWORKS LTD.
 (Name of Registrant)

21 YEGIA KAPAYIM, KIRYAT ARYE, PETAH TIKVAH, ISRAEL
(Address of Principal Executive Office)

INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER OF FORM 20-F OR FORM 40-F.

FORM 20-F ☒                    FORM 40-F ☐

INDICATE BY CHECK MARK IF THE REGISTRANT IS SUBMITTING THE FORM 6-K IN PAPER AS PERMITTED BY REGULATION S-T RULE 101(B)(1): ☐

INDICATE BY CHECK MARK IF THE REGISTRANT IS SUBMITTING THE FORM 6-K IN PAPER AS PERMITTED BY REGULATION S-T RULE 101(B)(7): ☐

INDICATE BY CHECK MARK WHETHER BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM, THE REGISTRANT IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12G3-2(B) UNDER THE SECURITIES EXCHANGE ACT OF 1934.

YES ☐                     NO ☒

IF "YES" IS MARKED, INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE REGISTRANT IN CONNECTION WITH RULE 12G3-2(B): 82-____________

THIS FORM 6-K IS BEING INCORPORATED BY REFERENCE INTO THE REGISTRANT'S FORM F-3 REGISTRATION STATEMENT FILE NO. 333-160683 AND FORM S-8 REGISTRATION STATEMENTS FILE NOS. 333- 158476, 333-96630, 333-132649, 333-123410, 333-113932, 333-08826, 333-10092, 333-12466 and 333-12988.

GILAT SATELLITE NETWORKS LTD.

6-K Items

1.
Condensed Interim Consolidated Financial Statements of Gilat Satellite Networks Ltd. and its subsidiaries as of June 30, 2010, Selected Consolidated Financial Data and Management's Discussion and Analysis of Financial Condition and Results of Operations for the six months ended June 30, 2010.

ITEM 1

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2010

IN U.S. DOLLARS

INDEX

Page

Condensed Interim Consolidated Balance Sheets	F2 - F3

Condensed Interim Consolidated Statements of Operations	F4

Condensed Interim Consolidated Statements of Changes in Equity	F5

Condensed Interim Consolidated Statements of Cash Flows	F6 - F7

Notes to Condensed Interim Consolidated Financial Statements	F8 - F17

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30, 2010	December 31, 2009
	Unaudited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$127,309	$122,672
Short-term bank deposits	22,593	31,729
Available-for-sale marketable securities	4,674	-
Short-term restricted cash	1,377	1,782
Restricted cash held by trustees	6,669	2,137
Trade receivables, net	43,925	45,597
Inventories	13,721	13,711
Other current assets	21,389	19,068

Total current assets	241,657	236,696

LONG-TERM INVESTMENTS AND RECEIVABLES:
Severance pay funds	9,435	9,912
Long-term restricted cash	4,392	4,896
Long-term trade receivables, receivables in respect of capital leases and other receivables	1,101	2,204

Total long-term investments and receivables	14,928	17,012

PROPERTY AND EQUIPMENT, NET	99,201	100,532

INTANGIBLE ASSETS AND DEFERRED CHARGES, NET	2,651	2,988

Total assets	$358,437	$357,228

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	June 30, 2010	December 31, 2009
	Unaudited
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Current maturities of long-term loans and convertible subordinated notes	$5,174	$5,220
Trade payables	16,918	16,838
Accrued expenses	19,742	20,067
Short-term advances from customers held by trustees	6,669	2,137
Other current liabilities	28,576	28,154

Total current liabilities	77,079	72,416

LONG-TERM LIABILITIES:
Long-term loans, net	8,795	9,830
Accrued severance pay	9,775	10,011
Accrued interest related to restructured debt	871	1,176
Convertible subordinated notes	14,799	15,220
Other long-term liabilities	15,387	16,280

Total long-term liabilities	49,627	52,517

COMMITMENTS AND CONTINGENCIES

EQUITY:
Share capital - Ordinary shares of NIS 0.2 par value: Authorized - 60,000,000 shares as of June 30, 2010 and December 31, 2009; Issued and outstanding – 40,459,430 and 40,272,733 shares as of June 30, 2010 and December 31, 2009, respectively	1,842	1,832
Additional paid-in capital	864,072	863,337
Accumulated other comprehensive income	723	1,341
Accumulated deficit	(634,906)	(634,215)

Total equity	231,731	232,295

Total liabilities and equity	$358,437	$357,228

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Six months ended June 30,
	2010	2009
	Unaudited	Unaudited
Revenue:
Products	$52,554	$50,228
Services	56,349	66,601

Total revenue	108,903	116,829

Cost of revenue:
Products	27,640	31,619
Services	44,773	50,232

Total cost of revenue	72,413	81,851

Gross profit	36,490	34,978
Operating expenses:
Research and development costs, net	7,987	6,910
Selling and marketing expenses	15,963	14,774
General and administrative expenses	13,893	13,736

Operating loss	(1,353)	(442)

Financial income (expenses), net	10	(227)
Other income	-	199

Loss before taxes on income	(1,343)	(470)
Taxes on income (tax benefit)	(652)	495

Net loss	$(691)	$(965)

Net loss per share:
Basic	$(0.02)	$(0.02)
Diluted	$(0.02)	$(0.02)

Weighted average number of shares used in computing net loss per share:
Basic	40,356,235	40,101,637
Diluted	40,356,235	40,101,637

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands (except share data)

	Number of Ordinary shares (in thousands)	Share capital	Additional paid-in capital	Accumulated other comprehensive income **)	Accumulated deficit	Total comprehensive income (loss)	Total shareholders' equity

Balance as of January 1, 2009	40,049	$1,821	$862,390	$2,106	$(636,093)		$230,224

Issuance of restricted share units	224	11	-	-	-		11
Stock-based compensation related to employee stock options	-	-	937	-	-		937
Conversion of convertible subordinated notes	*) -	*) -	10	-	-		10
Comprehensive income: Foreign currency translation adjustments	-	-	-	(85)	-	$(85)	(85)
Unrealized gain on forward contracts, net	-	-	-	458	-	458	458
Realized gain on forward contracts, net	-	-	-	(1,138)	-	(1,138)	(1,138)
Net income	-	-	-	-	1,878	1,878	1,878

Total comprehensive income						$1,113
Balance as of December 31, 2009	40,273	1,832	863,337	1,341	(634,215)		232,295

Issuance of restricted share units	186	10	-	-	-		10
Stock-based compensation related to employee stock options	-	-	734	-	-		734
Conversion of convertible subordinated notes	*) -	*) -	1	-	-		1
Comprehensive loss: Foreign currency translation adjustments	-	-	-	(96)	-	$(96)	(96)
Unrealized loss on forward contracts, net	-	-	-	(45)	-	(45)	(45)
Realized gain on forward contracts, net	-	-	-	(505)	-	(505)	(505)
Unrealized gain on available for sale marketable securities, net	-	-	-	28	-	28	28
Net loss	-	-	-	-	(691)	(691)	(691)
Total comprehensive loss						$(1,309)

Balance as of June 30, 2010 (unaudited)	40,459	$1,842	$864,072	$723	$(634,906)		$231,731

*)	Represents an amount of less than one thousand dollars.

**)
Represents adjustments in respect of foreign currency translation, unrealized gain (loss) on forward contracts, net and unrealized gain on available for sale marketable securities, net. The balance of accumulated other comprehensive income as of June 30, 2010 and December 31, 2009 included foreign currency translation adjustments in the amount of $ 829 and $ 925, respectively, unrealized gain (loss) on forward contracts, net, in the amount of $ (134) and $ 416, respectively and unrealized gain on available for sale marketable securities, net, in the amount of $ 28 and $ 0, respectively.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,
	2010	2009
	Unaudited

Cash flows from operating activities:
Net loss	$(691)	$(965)
Adjustments required to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	6,218	7,259
Gain from early redemption of convertible loan	-	(22)
Gain from sale of an investment accounted for at cost	-	(199)
Stock based compensation	734	449
Accrued severance pay, net	241	(494)
Accrued interest and exchange rate differences on short and long-term restricted cash, net	19	155
Accrued interest and exchange rate differences on marketable securities and short term bank deposits, net	110	(277)
Exchange rate differences on long-term loans	(915)	81
Exchange rate differences on loans to employees	1	-
Capital loss from disposal of property and equipment	245	64
Deferred income taxes	6	215
Decrease in trade receivables, net	1,602	8,835
Decrease (increase) in other assets (including short-term, long-term and deferred charges)	(2,143)	7,082
Decrease (increase) in inventories	(871)	6,152
Increase (decrease) in trade payables	92	(13,663)
Decrease in accrued expenses	(626)	(3,359)
Increase (decrease) in advances from customer, held by trustees, net	4,532	(10,963)
Decrease in other accounts payable and other long-term liabilities	(274)	(6,915)

Net cash provided by (used in) operating activities	8,280	(6,565)

Cash flows from investing activities:
Purchase of property and equipment	(3,725)	(1,873)
Proceeds from sale of an investment accounted for at cost	-	199
Purchase of held-to-maturity marketable securities and deposits	(30,693)	(74,077)
Proceeds from held-to-maturity marketable securities and deposits	39,877	73,212
Purchase of available-for-sale marketable securities	(4,804)	-
Loans to employees	1	12
Investment in restricted cash held by trustees	(11,110)	-
Proceeds from restricted cash held by trustees	6,555	10,848
Investment in restricted cash (including long-term)	(421)	(87)
Proceeds from restricted cash (including long-term)	1,332	998

Net cash provided by (used in) investing activities	$(2,988)	$9,232

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,
	2010	2009
	Unaudited

Cash flows from financing activities:
Issuance of restricted stock units	$10	$6
Early redemption and repayment of convertible loan	(420)	(45)
Repayments of long-term loans	(166)	(167)

Net cash used in financing activities	(576)	(206)

Effect of exchange rate changes on cash and cash equivalents	(79)	503

Increase in cash and cash equivalents	4,637	2,964
Cash and cash equivalents at the beginning of the period	122,672	73,916

Cash and cash equivalents at the end of the period	$127,309	$76,880
Supplementary cash flow activities:

(1) Cash paid during the period for:
Interest	$608	$814

Income taxes	$173	$739

(2) Non-cash transactions-
Conversion of long-term convertible subordinated notes to ordinary shares	$1	$-

Classification from inventories to property and equipment	$1,021	$468

Classification from property and equipment to inventories	$214	$1,644

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:	GENERAL

a.	Organization:

Gilat Satellite Networks Ltd. (the "Company" or "Gilat") and its subsidiaries (the "Group") is a global provider of Internet Protocol, or IP, based digital satellite communication and networking products and services. The Company designs, produces and markets VSATs, or very small aperture terminals, and related VSAT network equipment. VSATs are earth based terminals that transmit and receive broadband, Internet, voice, data and video via satellite. VSAT networks combine a large central earth station, called a hub, with multiple remote sites (ranging from tens to thousands of sites), which communicate via satellite.

The Company currently operates three complementary, vertically integrated operational segments:

•
International (previously known as Gilat Network Systems “GNS”) provides VSAT-based networks and associated professional services, including turnkey and management services, to telecom operators worldwide.

•	Spacenet Inc. ("Spacenet") provides satellite network services to enterprises, small office/home office ("SOHOs") and residential customers in the U.S.
•
Spacenet Rural Communications ("SRC") provides telephony, Internet and data services primarily for rural communities in emerging markets in Latin America under projects that are subsidized by government entities.

Gilat was incorporated in Israel in 1987 and launched its first generation VSAT in 1989.

b.	Aborted Agreement and Plan of Merger (the "Agreement and Plan of Merger"):

On March 31, 2008 the Company announced the signing of an Agreement and Plan of Merger to be acquired for an aggregate value of $ 475,000 in an all cash transaction by a consortium of private equity investors. The closing of the transaction was subject to shareholders' approval, certain regulatory approvals and other customary closing conditions.

On August 5, 2008 the Company informed the consortium that all conditions precedent to closing had been met.

On August 29, 2008, the Company notified the consortium that it was terminating the Agreement and Plan of Merger citing the consortium's intentional breach of the merger agreement and failure to close the merger transaction within the extended time period established to complete the transaction.

The definitive agreement provides for a termination fee in the amount of approximately $ 47,500 payable to the Company, and the Company has sued the consortium members for this amount. Subsequent to the balance sheet date, in August 2010, the Company signed settlement agreements with each of the consortium members. Under the terms of the settlement agreements, Gilat will receive an aggregate amount of approximately $20,000, over half of which will be paid by October 1, 2010 with the remainder to be paid in annual installments ending in October 2013. The settlement agreements were reached as part of mediation proceedings that began in 2009.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES

a.	The significant accounting policies applied in the financial statements of the Company as of December 31, 2009, are applied consistently in these financial statements.

b.	Fair value of financial instruments:

The following methods and assumptions were used by the Group in estimating their fair value disclosures for financial instruments:

The carrying amounts of cash and cash equivalents, short term bank deposits, short-term restricted cash, restricted cash held by trustees, trade receivables, short-term bank credit and trade payables approximate their fair value due to the short-term maturity of such instruments.

Available-for-sale marketable securities are recorded at fair value, based on current market value. Changes in fair value, net of taxes, are reflected in other comprehensive income (loss).

The carrying amounts of the Group's long-term borrowing arrangements, long-term trade receivables and long-term restricted cash approximate their fair value. The fair value was estimated using discounted cash flow analysis, based on the Group's incremental borrowing rates for similar borrowing or investing arrangements.

The fair value of the convertible subordinated notes was determined based on management estimates that incorporate the estimated market participant expectations of future cash flow. As of June 30, 2010 and December 31, 2009, the Company's convertible subordinated notes estimated fair value was $ 13,470 and $ 14,172, respectively.

c.	Principles of consolidation:

The Company applies the provisions of ASC 810 "Consolidation" ("ASC 810") which provides a framework for identifying VIEs and determining when a company should include the assets, liabilities, noncontrolling interests and results of activities of a VIE in its consolidated financial statements.

As more fully described in the Company's annual financial statements as of December 31, 2009 issued on April 1, 2010, most of the activity of SRC in Colombia consists of operating subsidized projects for the government (the "Compartel Projects"). The Compartel Projects were awarded to Gilat's Colombian subsidiaries in 1999 and 2002. As required by the Compartel Projects the Company established trusts (the "Trusts") and entered into governing Trust Agreements (one for each project awarded). The Trusts were established for the purpose of holding the network equipment, processing payments to subcontractors, and holding the funds received through the subsidy ("the Subsidy") until they are released in accordance with the terms of the Subsidy and paid to the Company. Release of the Subsidy from the Trusts as payment to the Company can only occur as certain operational milestones are reached. Once these milestones are met, the Trusts releases funds based upon payment requests presented by the Company (either for its own equipment and services or for those of subcontractors). At the end of the life of the project, the Company assumes the ownership of the assets in the Trust and is entitled to all remaining amounts in the Trust.

The Trusts are a mechanism to allow the Government to review amounts to be paid with the Subsidy and verify that such funds are used in accordance with the transaction document of the project and the terms of the Subsidy. The Company generates revenues from the subsidy, as well as from the use of the network that the Company operates.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Trusts are considered VIEs and the Company is identified as the primary beneficiary of the Trusts. Under ASC 810 the Company performs ongoing reassessments of whether it is the primary beneficiary of a variable interest entity. As the Company's management assessment provides that the Company has the power to direct the activities of a VIE that most significantly impact the VIE’s activities (it is responsible for establishing and operating the networks), and the obligation to absorb losses of the VIE that could potentially be significant to the VIE and the right to receive benefits from the VIE that could potentially be significant to the VIE economic performance, it was therefore concluded by management that the Company is the primary beneficiary of the Trusts.  As such, the Trusts were consolidated in the financial statements of the Company since their inception.

As of June 30 2010 and December 31, 2009, the Trusts' assets, classified as "Restricted cash held by trustees", and the Trusts' liabilities, classified as "Short-term advances from customers, held by trustees", consolidated within the financial statements of the Company amounted to $ 6,669 and $ 2,137, respectively.

d.	Impact of recently issued accounting standards:

In October 2009, the FASB issued ASU No. 2009−13, “Multiple−Deliverable Revenue Arrangements (amendments to FASB ASC Topic 605, Revenue Recognition)” (“ASU 2009−13”), and ASU No. 2009−14, “Certain Arrangements That Include Software Elements (amendments to FASB ASC Topic 985, Software)” (“ASU 2009−14”). ASU 2009−13 requires entities to allocate revenue in an arrangement using estimated selling prices of the delivered goods and services based on a selling price hierarchy. The amendments eliminate the residual method of revenue allocation and require revenue to be allocated using the relative selling price method. ASU 2009−14 removes tangible products from the scope of software revenue guidance and provides guidance on determining whether software deliverables in an arrangement that includes a tangible product are covered by the scope of the software revenue guidance.

As a result of the amendments included in ASU 2009−14, many tangible products and services that rely on software will be accounted for under the multiple−element arrangements revenue recognition guidance rather than under the software revenue recognition guidance. ASU 2009−14 also provides guidance on how to allocate transaction consideration when an arrangement contains both deliverables within the scope of software revenue guidance (software deliverables) and deliverables not within the scope of that guidance (non−software deliverables). ASU 2009−13 and ASU 2009−14 are to be applied on a prospective basis for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with early adoption permitted. The Company is currently evaluating the impact of these amendments on its consolidated results of operations and financial condition.

In January 2010, the FASB issued ASU No. 2010−06 which amends ASC Topic 820−10, “Fair Value Measurements and Disclosures –Overall” (“ASC 820−10”). The update requires a gross presentation of activities within the Level 3 roll−forward and adds a new requirement to disclose transfers in and out of Level 1 and 2 measurements. The update further clarifies the existing disclosure requirements in ASC 820−10 regarding: i) the level of disaggregation of fair value measurements; and ii) the disclosures regarding inputs and valuation techniques. The Company does not expect the adoption of ASC 820-10 to have a material impact on its financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In July 2010, the FASB issued ASU No. 2010−20, “Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses,” which amends FASB ASC Topic 310, “Receivables.” The update enhances disclosures about the credit quality of financing receivables and the allowance for credit losses. The Company does not expect the adoption of ASC 820-10 to have a material impact on its financial statements.

NOTE 3:	UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

These unaudited condensed interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States for interim financial information. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles in the United States for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six-month period ended June 30, 2010 are not necessarily indicative of the results that may be expected for the year ended December 31, 2010.

The condensed consolidated balance sheet at December 31, 2009 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles in the United States for complete financial statements.

The unaudited condensed interim financial statements should be read in conjunction with the Company's annual financial statements and accompanying notes as of December 31, 2009 included in the Company's Annual Report on Form 20-F, filed with the Securities Exchange Commission on April 1, 2010.

NOTE 4:	SHORT-TERM INVESTMENT IN AVAILABLE-FOR-SALE MARKETABLE SECURITIES

The Company invests in marketable securities, which are classified as available-for-sale investments and are carried at fair value, based on quoted market prices. Unrealized gains and losses are reported in separate component of shareholders' equity in accumulated other comprehensive income (loss). Gains and losses are recognized when realized, on a specific identification basis, in the Company's consolidated statements of operations. As of June 30, 2010, unrealized gain amounted to $ 28. No unrealized losses were recorded with respect to available-for-sale marketable securities since the initial investments.

In accordance with ASC 820, these marketable securities are classified within Level 1 as the valuation inputs are based on quoted prices.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 5:	INVENTORIES

a.	Inventories are comprised of the following:

	June 30,	December 31,
	2010	2009
	Unaudited

Raw materials, parts and supplies	$739	$697
Work in progress	341	405
Finished products	12,641	12,609

	$13,721	$13,711

b.	Inventory write-offs for the six months ended June 30, 2010 and 2009 and for the year ended December 31, 2009, totaled $ 169, $ 1,022 and $ 1,945, respectively.

NOTE 6:	CONTINGENCIES

a.
In September 2003, Nova Mobilcom S.A. ("Mobilcom"), filed a lawsuit against Gilat do Brasil for specific performance of a Memorandum of Understandings which provided for the sale of Gilat do Brasil, and specifically the GESAC project, a government education project awarded to Gilat do Brazil, to Mobilcom for an unspecified amount. Gilat do Brasil does not believe that this claim has any merit and is vigorously defending itself against the claims presented therein.

b.
In 2003, the Brazilian tax authority filed a claim against a subsidiary of Spacenet in Brazil, for alleged taxes due in an amount of approximately $ 4,000. In January 2004 and December 2005, the subsidiary filed its administrative defense which was denied by the first and second level courts, respectively. In September 2006, the subsidiary filed an annulment action seeking judicial cancellation of the claim. In May 2009, the subsidiary received notice of the court's first level decision which cancelled a significant part of the claim but upheld two items of the assessment. Under this new decision, the subsidiary's liability was reduced to approximately $ 1,530. This decision has been appealed by both the subsidiary and the State tax authorities and is pending review by the São Paulo Court of Appeals. As of June 30, 2010, the subsidiary faces a tax exposure of approximately $ 9,100 (the amount has increased due to interest and exchange rate differences).

c.
In November 2009, a lawsuit was filed in the central district court in Israel by eight individuals and Israeli companies against the Company, all of its directors and its 20% shareholder, York Capital Management and its affiliates. The plaintiffs claim damages based on the amounts they would have been paid had a merger agreement signed March 31, 2008 with a consortium of buyers closed. The lawsuit, seeking damages of approximately $12,400, is similar to the lawsuit and motion for its approval as a class action proceeding previously filed by the same group of Israeli shareholders in October 2008. That lawsuit and motion was withdrawn by the plaintiffs in July 2009 at the recommendation of the court, which questioned the basis for the lawsuit.

The Company and its independent legal counsels believe the claim is completely without merit, and that the lawsuit is without basis. The Company intends to use all legal means necessary to protect and defend the Company and its directors.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 6:	CONTINGENCIES (Cont.)

d.
The Company has certain tax exposures in some of the jurisdictions in which it conducts business. Specifically, in certain jurisdictions in the United States and in Latin America the Company is in the midst of different stages of audits and has received certain tax assessments. The tax authorities in these and in other jurisdictions in which the Company operates as well as the Israeli Tax Authorities may raise additional claims, which might result in increased exposures and ultimately, payment of additional taxes.

The exposures and provisions related to income taxes have been assessed and provided for in accordance with ASC 740-10. Liabilities related to legal proceedings, demands and claims and other taxes are recorded in accordance with ASC 450, "Contingencies" ("ASC 450") (formerly: SFAS No. 5, "Accounting for Contingencies"),  when it is probable that a liability has been incurred and the associated amount can be reasonably estimated. The Company's management, based on its legal counsel opinion, believes that it had provided an adequate accrual to cover the costs to resolve the aforementioned legal proceedings, demands and claims.

e.
The Company has accrued, $ 14,420 and $ 14,276 as of June 30, 2010 and December 31, 2009, respectively, for the expected implications of such legal and tax contingencies. These accruals are comprised of $ 13,191 and $ 13,551 of tax related accruals as of June 30, 2010 and December 31, 2009, respectively, and $ 1,229 and $ 725 of legal and other accruals as of June 30, 2010 and December 31, 2009, respectively. The accruals related to tax contingencies have been assessed by the Company's management based on the advice of outside legal and tax advisers. The total estimated exposure for the aforementioned tax related accruals is $ 24,139 and $ 24,592 as of June 30, 2010 and December 31, 2009, respectively. The estimated exposure for legal and other related accruals is $ 3,322 and $ 2,410 as of June 30, 2010 and December 31, 2009, respectively.

The tax accruals include various tax matters such as taxes on income, property taxes, sales and use tax and value added tax, that are in different stages of audits, for which tax assessments have been received, or various tax exposures in which the Company has assessed the exposure and determined that an accrual is necessary. The accruals related to legal contingencies have been assessed by the Company's management based on the advice of independent legal advisers and are comprised of matters for which legal proceedings have been initiated against the Company.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7:	NET LOSS PER SHARE

Basic net loss per share is computed based on the weighted average number of Ordinary shares outstanding during each period. Diluted net loss per share is computed based on the weighted average number of Ordinary shares outstanding during each period, plus dilutive potential ordinary shares considered outstanding during the period, in accordance with ASC 260, "Earning per Share" ("ASC 260")  (formerly: SFAS No. 128, "Earning per Share"). The total weighted average number of shares related to the outstanding options and RSUs excluded from the calculations of diluted net loss per share, as they would have been anti-dilutive for all periods presented, was 5,657,966 and 5,710,374 for the six months ended June 30, 2010 and 2009, respectively.

The following table sets forth the computation of basic and diluted net loss per share:

1.	Numerator:

	Six months ended June 30,
	2010	2009
	Unaudited
Numerator for basic and diluted net loss per share -
Net loss available to
Ordinary shareholders	$(691)	$(965)

2.	Denominator (in thousands):

	Six months ended June 30,
	2010	2009
	Unaudited

Denominator for basic net loss per share -
Weighted average number of shares	40,356	40,102
Add - employee stock options, RSUs and convertible notes	*) -	*) -
Denominator for diluted net loss per share - adjusted weighted average shares assuming exercise of options	40,356	40,102

*)       Anti-dilutive

NOTE 8:	HEDGING INSTRUMENTS

To protect against changes in value of forecasted foreign currency cash flows resulting from salaries and other payments that are denominated in NIS, the Company has entered into foreign currency forward contracts. These contracts are designated as cash flows hedges, as defined by ASC 815 (formerly SFAS No. 133), as amended, and are considered highly effective as hedges of these expenses.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8:	HEDGING INSTRUMENTS (Cont.)

During the six months ended June 30, 2010 and 2009, the Company recognized a net income (loss) of $ 501 and $ (645), respectively, related to the effective portion of its hedging instruments. The effective portion of the hedged instruments has been included as an offset of (addition to) payroll expenses and other operating expenses in the statement of operations. The ineffective portion of the hedged instrument amounted to $ 4 and $ (75) during the six months ended June 30, 2010 and 2009, respectively and has been recorded as a financial income (loss).

In accordance with ASC 820, foreign currency derivative contracts are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments. The fair value of the hedging instruments as of June 30, 2010 constituted a liability of approximately $ 134, included as part of other current liabilities and as of December 31, 2009 constituted an asset of approximately $ 416 included as part of other current assets. The term of all of these instruments as of June 30, 2010 is less than one year.

As of June 30, 2010, the Company expected to reclassify $ 134 of net loss on derivative instruments from accumulated other comprehensive income to earnings during the following six months.

NOTE 9:	CUSTOMERS, GEOGRAPHIC AND SEGMENTS INFORMATION

The Company applies ASC 280, "Segment Reporting" ("ASC 280") (formerly: SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information").

a.	Revenues by geographic areas:

Following is a summary of revenues by geographic areas. Revenues are attributed to geographic areas, based on the location of the end customers, and in accordance with SFAS 131, including all countries in which revenues exceeded 10% of total revenues in any of the reported periods:

	Six months ended
	June 30,
	2010	2009
	Unaudited

United States	$35,375	$43,016
South America and Central America (without Colombia)	32,548	30,864
Asia	16,946	18,533
Colombia	9,163	14,449
Africa	10,454	6,583
Europe	4,417	3,384

	$108,903	$116,829

b.	During the six months ended June 30, 2010 and 2009, the Company did not have any specific customers with revenues exceeding 10 % of its total revenues.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9:	CUSTOMERS, GEOGRAPHIC AND SEGMENTS INFORMATION (Cont.)

c.	The Group's long-lived assets are located as follows:

	June 30,	December 31,
	2010	2009
	Unaudited

Israel	$73,802	$75,349
United States	11,608	10,894
Latin America	6,460	6,943
Europe	7,078	7,066
Other	253	280

	$99,201	$100,532

d.	Information on operating segments:

1)	General:

The Company's three reportable segments are differentiated by whether the nature of the transaction is dominated by an equipment sale (an International transaction), by the operation of an enterprise or consumer network (a Spacenet Inc. transaction) or by the operation of a rural network in Latin America (a Spacenet Rural Communications transaction).

2)	Information on the reportable segments:

a)	The measurement of the reportable operating segments is based on the same accounting principles applied in these financial statements.

b)
When reported by segment, the results of Spacenet Inc. and Spacenet Rural Communication are presented based upon transfer prices. The consolidation column reflects consolidation adjustment such as the elimination of intercompany revenues, recognition or elimination of intercompany profits.

c)	Financial data relating to reportable operating segments:

	Six months ended June 30, 2010 (unaudited)
	Spacenet Inc.	Spacenet Rural	International	Consolidation	Total
Revenues:
External revenues	$35,294	$17,818	$55,791	$-	$108,903
Internal revenues	-	-	4,564	(4,564)	-

	$35,294	$17,818	$60,355	$(4,564)	$108,903

Financial income (expenses), net	$361	$(356)	$5	$-	$10

Income (loss) before taxes on income	$(4,676)	$1,463	$985	$885	$(1,343)

Tax benefit	$-	$-	$(652)	$-	$(652)

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9:	CUSTOMERS, GEOGRAPHIC AND SEGMENTS INFORMATION (Cont.)

	Six months ended June 30, 2009 (unaudited)
	Spacenet Inc.	Spacenet Rural	International	Consolidation	Total
Revenues:
External revenues	$42,866	$21,195	$52,768	$-	$116,829
Internal revenues	-	-	6,107	(6,107)	-

	$42,866	$21,195	$58,875	$(6,107)	$116,829

Financial income (expenses), net	$163	$3	$(393)	$-	$(227)

Income (loss) before taxes on income	$(2,352)	$4,033	$(2,523)	$372	$(470)

Taxes on income	$-	$38	$457	$-	$495

NOTE 10:	INCOME TAXES

Tax benefit for the six month period ended June 30, 2010 derived mainly from tax refunds received from one of the Group’s subsidiaries for the years 2008 and 2007.
Taxes on income for the six month period ended June 30, 2009 derived mainly from current year taxes related to several profitable entities. Main reconciling items between the statutory tax rate of the Company and the effective tax rate are carry forward tax losses in other entities in the group, for which a full valuation allowance was provided.

NOTE 11:	SUBSEQUENT EVENTS

a.
In March 2010 and in April 2010 the Company entered into definitive agreements to acquire Raysat Antenna Systems, ("RAS"), a provider of Satcom On The Move antenna solutions and RaySat BG, a Bulgarian research and development Center for a total consideration of $25,000 and $5,700 respectively, in cash. During July and August 2010, the Company closed the acquisitions of both companies. As part of the transaction, the company has also acquired Intellectual Property and Patent Rights in the field of two-way SatCom on the Move antennas.

The acquisition of RAS and RaySat BG was conducted as part of the Company’s strategy to expand its product and technology offering and to augment its capabilities of its current products.

Acquisition costs related to these transactions during the six months ended June 30, 2010 amounted to $ 471 and are classified as “General and administrative expenses”. The Company has not yet completed the purchase price allocation to the assets acquired and liabilities assumed and therefore did not provide the related disclosures, or the proforma disclosure.

b.	In August 2010, the Company signed settlement agreements relating to the Aborted Agreement and Plan of Merger, see also note 1b.

c.
In August 2010, the Company sold its investment in a company accounted for at cost, which previously had been written off, for a total amount of approximately $27,000. An amount of $3,000 out of the total proceeds remains in an escrow fund and shall be released within one year subject to certain conditions. As of September 15, an amount of $24,000 was received by the Company in respect of the amounts thereon.

SELECTED CONSOLIDATED FINANCIAL DATA

The consolidated statement of operations data for the six month periods ended June 30, 2010 and 2009 and the consolidated balance sheet data at June 30, 2010 and 2009 are derived from unaudited condensed interim consolidated financial statements which, in our opinion, reflect all adjustments, consisting only of normal recurring adjustments necessary for a fair presentation of our financial position and results of operation for such periods. The results of operations for the six months ended June 30, 2010 are not necessarily indicative of results to be expected for any future period. The selected consolidated financial data set forth below should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and our consolidated financial statements with respect to the three years ended December 31, 2009 and as at December 31, 2009 and 2008 included in our Annual Audited Report on Form 20-F for the year ended December 31, 2009.

	Year ended December 31,		Six months ended June 30,
	2009	2008	2010	2009
	U.S. dollars in thousands (except share and per share data)

Statement of Operations Data:
Revenues:
Products	$91,407	$150,351	$52,554	$50,228
Services	136,652	117,175	56,349	66,601
	228,059	267,526	108,903	116,829
Cost of revenues:
Products	56,672	80,424	27,640	31,619
Services	100,956	101,150	44,773	50,232
	157,628	181,574	72,413	81,851
Gross profit	70,431	85,952	36,490	34,978
Operating expenses:
Research and development expenses, net	13,970	16,942	7,987	6,910
Selling and marketing expenses	29,138	35,783	15,963	14,774
General and administrative expenses	27,987	29,819	13,893	13,736
Impairment of long lived assets and other charges	-	5,020	-	-
Operating loss	(664)	(1,612)	(1,353)	(442)
Financial income (expenses), net	1,050	1,300	10	(227)
Expenses related to aborted merger transaction	-	(2,350)	-	-
Other income	2,396	2,983	-	199
Income (loss) before taxes on income	2,782	321	(1,343)	(470)
Taxes on income (tax benefit)	904	1,445	(652)	495
Net income (loss)	$1,878	$(1,124)	$(691)	$(965)
Net earnings (loss) per share:
Basic	$0.05	$(0.03)	$(0.02)	$(0.02)
Diluted	$0.04	$(0.03)	$(0.02)	$(0.02)
Weighted average number of shares used in computing net earnings (loss) per share:
Basic	40,159	39,901	40,356	40,102
Diluted	41,474	39,901	40,356	40,102

	December 31,		June 30,
	2009	2008	2010	2009
	U.S. dollars in thousands

Balance Sheet Data:

Working capital	$164,280	$152,806	$164,578	$162,405
Total assets	357,228	410,639	358,437	374,237
Short-term bank credit and current maturities of long-term debt	5,220	10,846	5,174	10,862
Convertible subordinated notes	15,220	16,315	14,799	16,249
Other long-term liabilities	37,297	45,414	34,828	43,159
Shareholders’ equity	$232,295	$230,224	$231,731	$228,731

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS:

Six Months Ended June 30, 2010 Compared to Six Months Ended June 30, 2009

Revenues

Revenues for the six months ended June 30, 2010 and 2009 for our three business segments were as follows:

	Six months ended			Six months ended
	June 30,			June 30,
	2010	2009	Percentage	2010	2009
	U.S. dollars in thousands		change	Percentage of revenues

International *
Equipment	$51,782	$47,868	8.2%	47.5%	41.0%
Services	8,573	11,007	(22.1)%	7.9%	9.4%
	60,355	58,875	2.5%	55.4%	50.4%
Spacenet
Equipment	5,293	8,321	(36.4)%	4.9%	7.1%
Services	30,001	34,545	(13.2)%	27.5%	29.6%
	35,294	42,866	(17.7)%	32.4%	36.7%
SRC
Equipment	43	68	(36.8)%	0.0%	0.1%
Services	17,775	21,127	(15.9)%	16.3%	18.1%
	17,818	21,195	(15.9)%	16.3%	18.2%
Intercompany Adjustments
Equipment	(4,564)	(6,029)	(24.3)%	(4.2)%	(5.2)%
Services		(78)	(100.0)%	0.0%	(0.1)%
	(4,564)	(6,107)	(25.3)%	(4.2)%	(5.3)%
Total
Equipment	52,554	50,228	4.6%	48.3%	43.0%
Services	56,349	66,601	(15.4)%	51.7%	57.0%
Total	$108,903	$116,829	(6.8)%	100.0%	100.0%

*	“GNS” in prior filings.

Revenues for the six months ended June 30, 2010 decreased by 6.8% compared to the same period in 2009. Revenues for the six months ended June 30, 2010 were derived 48% from equipment and 52% from services. In the same period of 2009, our revenues were derived 43% from equipment and 57% from services. The decrease in our revenues relates to Spacenet and Spacenet Rural Communications (or SRC), which decreases were slightly offset by an increase in International sales. The decrease in these business segments was approximately $7.5 million and $3.4 million respectively. For Spacenet, this decrease is attributable mainly to challenging market conditions in the United States and the decrease in our consumer services generated by StarBand. The decrease in SRC’s revenues is attributable to its business in Colombia. In the six month period ended June 30, 2009, most of our revenues in Colombia were derived from the release of approximately $11 million in restricted cash as a result of the execution of new agreements with the Ministry of Communications in Colombia in December 2008. In the six months ended June 30, 2010 our revenues were mainly derived from the extension of those agreements which are characterized by a lower level of revenues. Revenues in the second half of 2010 will continue to be dependent on the Company’s ability to overcome challenging business conditions in the United States and other regions.

Gross profit

    Our gross profit margin increased to approximately 33% in the six month period ended June 30, 2010, from 30% in the same period of 2009.  The increase in our gross margin is primarily attributable to our International business (previously known as Gilat Network Systems “GNS”) which was partially offset by Spacenet and SRC. The gross profit in international sales increased due to the increase in our equipment revenues which typically carry higher gross margins than our services business. In addition, our gross margin is affected by the regions in which we operate and the type of deals we consummate. During the six month period ended June 30, 2010, we had a higher portion of revenues derived from regions that carry higher margins such as Eastern Europe and Africa. The decrease both in Spacenet and SRC’s gross margin is primarily due to the lower level of revenues and same level of fixed expenses. During 2010, inventory write offs were approximately $0.1 million compared to $1.0 million in the comparable period in 2009, which also contributed to our slightly improved gross margin.

Research and Development Expenses

    Our research and development expenses are incurred by our International segment. Net research and development expenses increased by approximately $1.1 million in the six months ended June 30, 2010 compared to the same period in 2009. The increases in R&D expenses are in line with our strategy and efforts to develop new products for new markets and to augment the capabilities of our current products. We believe that our gross R&D expenses will increase gradually throughout 2010 and 2011.The increase in our gross expenses was partially offset by a higher level of R&D grants of approximately $0.3 million due to the initiation of a new project in the six months ended June 30, 2010.

Selling and marketing expenses

    Selling and marketing expenses increased by approximately $1.2 million in the six months ended June 30, 2010, compared to the same period in 2009. This increase relates mainly to the higher level of sales in the International segment, resulting in higher agent commission expenses and an increase in sales expenses paid to employees driven by higher booking levels achieved in the six months ended June 30, 2010 compared to the same period in 2009. The increase in our marketing expenses is also in line with our strategy to strengthen our market position in existing markets and enter into new military markets. This increase was partially offset by the cost cutting efforts we implemented at the end of the first half of 2009.

General and administrative expenses.

    General and administrative expenses increased by approximately $0.2 million in the six months ended June 30, 2010, compared to the same period in 2009. The increase is primarily attributable to higher professional fees in connection with the acquisition of RaySat Antenna Systems LLC and increased expenses in connection with the operations of Spacenet Integrated Government Systems (SIGS) which began operations in the second half of 2009 in connection with our increased focus on the U.S. government and military sectors. The increase in expenses was partially offset by a lower level of expenses resulting from our cost cutting measures taken at the end of June of 2009.

Financial income (expenses), net

    In the six months ended June 30, 2010, our financial income was approximately break even compared to financial expenses of approximately $0.2 million in the same period of 2009. Our financial income expenses are affected by prevailing interest rates and the currency fluctuation of the dollar compared to other currencies.

Other Income

     During the six months ended June 30, 2009, we received $0.2 million as a result of the partial sale of an investment which we had previously written off. During the second half of 2009, we sold the remaining investment for $2.4 million.

Taxes on income

     Taxes on income are dependent upon where our profit is generated . Tax benefits in the six months ended June 30, 2010 were approximately $0.65 million compared to taxes on income of approximately $0.5 million in the same period in 2009. The decrease in taxes on income during the six months ended June 30, 2010 was mainly attributable to a tax refund we received in one of our subsidiaries with respect to the previous years.

Variability of Quarterly Operating Results

    Our revenues and profitability may vary from quarter to quarter and in any given year, depending primarily on the sales mix of our family of products and the mix of the various components of the products (i.e. the volume of sales of remote terminals versus hub equipment and), sale prices, and production costs, as well as entering into new service contracts, the termination of existing service contracts, or different profitability levels between different service contracts. Sales of our products to a customer typically consist of numerous remote terminals and related hub equipment, which carry varying sales prices and margins.

    Annual and quarterly fluctuations in our results of operations may be caused by the timing and composition of orders by our customers and the timing of our ability to recognize revenues. Our future results may also be affected by a number of factors, including our ability to continue to develop, introduce and deliver new and enhanced products on a timely basis and expand into new product offerings at competitive prices, to anticipate effectively customer demands and to manage future inventory levels in line with anticipated demand. Our results may also be affected by currency exchange rate fluctuations and economic conditions in the geographical areas in which we operate. In addition, our revenues may vary significantly from quarter to quarter as a result of, among other factors, the timing of new product announcements and releases by our competitors and us. We cannot be certain that revenues, gross profit and net income (or loss) in any particular quarter will not vary from the preceding or comparable quarters. Our expense levels are based, in part, on expectations as to future revenues. If revenues are below expectations, operating results are likely to be adversely affected. In addition, a substantial portion of our expenses are fixed (i.e. space segment, lease payments), and adjusting the expenses in cases where revenues drop unexpectedly often takes considerable time. As a result, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. Due to all of the foregoing factors, it is possible that in some future quarters our revenues or operating results will be below the expectations of public market analysts or investors. In such event, the market price of our shares would likely be materially adversely affected.

    Our business historically has not been affected by seasonal variations.

Liquidity and Capital Resources

    Since inception, our financing requirements have been met through cash from funds generated by private equity investments, public offerings, issuances of convertible notes, bank loans, operations, as well as funding from research and development grants. We have used available funds primarily for working capital, capital expenditures and strategic investments.

    As of June 30, 2010, we had cash and cash equivalents of $127.3 million, short term time deposits of $22.6 million, available-for-sale marketable securities of $4.7 million, short-term and long-term restricted cash of $5.8 million and short-term restricted cash held in trustees' accounts of $6.7 million. As of December 31, 2009, we had cash and cash equivalents of $122.7 million, short-term bank deposits of $31.7 million, short-term and long-term restricted cash of $6.7 million and short-term and long-term restricted cash held in trustees' accounts of $2.1 million.

    As of June 30, 2010, our accumulated debt was approximately $28.8 million comprised of a long-term loan of $14 million and convertible subordinates notes of approximately $14.8 million.

Subsequent Events and Significant Cash Transactions

    In the first quarter of 2010 we entered into definitive agreements to acquire Raysat Antenna Systems, LLC, a provider of satellite on the move antenna solutions, and RaySat BG, a Bulgarian research and development center developing such technology, for total cash consideration of $25 million and $5.7 million, respectively.  During July and August 2010, we closed both acquisitions and the full payment was made. The acquisition of RAS and RaySat BG represent implementation of our  strategy to expand our product and technology offering in a manner that adds to the capabilities of our current products and enables better penetration into the military markets worldwide.

    In August 2010, we sold our investment in a company that we accounted for at cost as our investment was previously written off, for approximately $27 million. We received $24 million of the total proceeds in August 2010 and $3 million remains in an escrow fund to be released in one year subject to certain conditions.

    In addition, in August 2010, we signed settlement agreements relating to the Company’s aborted Agreement and Plan of Merger with each of the consortium members who were to have purchased Gilat. Under the terms of the settlement agreements, we will receive an aggregate amount of approximately $20 million, over half of which will be paid by October 1, 2010, with the remainder to be paid in annual installments ending in October 2013. The settlement agreements were reached as part of mediation proceedings and resulted in the termination of all court proceedings filed by us against each of the defendants, as well as general mutual waivers and releases provided by all parties.

The following table summarizes our cash flows for the periods presented:

	Six Months Ended June 30,
	2010	2009
	US Dollars in thousands
Net cash provided by (used in) operating activities	$8,280	$(6,565)
Net cash provided by (used in) investing activities	(2,988)	9,232
Net cash used in financing activities	(576)	(206)
Effect of exchange rate changes on cash and cash equivalents	(79)	503
Net increase in cash and cash equivalents	4,637	2,964
Cash and cash equivalents at beginning of the period	122,672	73,916
Cash and cash equivalents at end of the period	$127,309	$76,880

    Our cash and cash equivalents increased by approximately $4.6 million during the six months ended June 30, 2010 as a result of the following:

    Operating activities.  Cash provided by operating activities for the six months ended June 30, 2010 was approximately $8.3 million compared to cash used in operating activities of approximately $6.6 million in the same period previous year. The improvement in our cash flow during the six months ended June 30, 2010 is mainly attributable to ongoing efforts to manage our working capital by focusing on improved payment terms and collection from customers, as well as improving the credit terms with our suppliers.

    Our improvement in free cash is mainly derived from the following items: (i)  an increase in our trade payable of  $0.1 million in the six months ended June 30, 2010 compared to a decrease of $13.7 million in  the same period in 2009; (ii) an increase in our advances from customers, held by trustees  by $4.5 million in the six months ended June 30, 2010 compared to a decrease of $11 million in the same period in 2009; and (iii) a decrease in accrued expenses and other accounts payable in an amount of  $0.9 million in the six month ended June 30, 2010 compared to a decrease of $10.3 million in the same period in 2009. All of the above was offset by (i) a decrease in trade receivables of $1.6 million in the six months ended June 30, 2010 compared to an increase of $8.8 million in  the same period  in 2009; (ii)  an increase in other assets of $2.1 million in the six months ending June 30, 2010 compared to a decrease of $7.1 million in the same period in 2009;  and (iii) an increase in inventory of $0.9 million in the six months ended June 30, 2010 compared to a decrease of  $6.2 million in the same period in 2009.

    Investing activities.  In the six month period ending June 30, 2010, cash used in investing activities was approximately $3 million, mainly in investments in restricted cash held by trustees of approximately $11.1 million, purchase of available for sale marketable securities of approximately $4.8 million and purchase of property and equipment of approximately $3.7 million. The above was offset by net proceeds from held to maturity marketable securities and short term deposits of approximately $9.2 million, proceeds from restricted cash held by trustees of approximately $6.6 million and from proceeds from other restricted cash of approximately $1.3 million.

    Financing activities.  Cash used in financing activities was approximately $0.6 million, primarily from the payment of our long term loan and convertible subordinated notes.

    Our cash and cash equivalents increased by approximately $3 million during the six months ended June 30, 2009 as a result of the following:

    Operating activities.  Cash used in operating activities was approximately $6.6 million mainly due to a decrease in trade payable, accrued expenses, advances from customers and other accounts payable and other long-term liabilities of approximately $34.9 million. The above was offset by a decrease in inventories, trade receivable and other assets of approximately $22 million and positive cash provided by other operating activity of $6.3 million.

    Investing activities.  Cash provided by investing activities was approximately $9.2 million, mainly from the release of approximately $10.8 million of restricted cash held by trustees, from the release of other restricted cash of approximately $1 million and proceeds from the sale of an investment previously written off of $0.2 million. The above was offset by the purchase of property and equipment of approximately $1.9 and a net purchase of held to maturity marketable securities, of approximately $0.9 million.

    Financing activities.  Cash used in financing activities was approximately $0.2 million, primarily from the repayment of our long term loan and from the early redemption of convertible subordinated notes.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GILAT SATELLITE NETWORKS LTD. (Registrant) By: /s/ Ari Krashin —————————————— Ari Krashin Chief Financial Officer

Date: October 4, 2010